April 4, 2007

Securities & Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Attn:  Kenya Wright Gumbs, Division of Corporate Finance

  Robert S. Littlepage, Accountant Branch Chief

Re:

View Systems Inc.

Form 8K Filed March 30, 2007

File No. 000-30178

Dear Mr. Littlepage:

This letter responds to your comments contained in the letter to View Systems, Inc. dated April 3, 2007.  The Registrant is today responding your comments to the Item 4.01 on Form 8-K filed March 30, 2007.  For your convenience, we have included each of your comment in italics before each of the Company's responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 8K Filed March 30, 2007

Requirement pursuant to Item 304(a)(1)(ii) of Regulation S-B

Staff Comment 1. You indicate that the reports of Chisholm, Bierwolf & Nilson, LLC contained a statement indicating substantial doubt about tile company’s ability to continue as a going concern. Please revise your Form 8-K to also state whether the accountant’s report on the financial statement for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification of qualification as required by Item 301(a)(1)(ii) of Regulation S-B.

Response:  The Company has amended its Report on Form 8-K/A to include the disclosure required by Item 304(a)(1)(ii) of Regulation S-B as follow:

“The audit reports of Chisholm, Bierwolf & Nilson, LLC on the financial statements of the Company for the fiscal years ended December 31, 2004 and 2005 contain no other adverse opinion, disclaimer of opinion or modification as to uncertainty, audit scope or accounting principles (as described in item 304(a)(1)(ii) of Regulation S-B).”

Requirement pursuant to Items 304(a)(2)(i)and 304(a)(2)(ii) of Regulation S-B

Staff Comment 2.  We note from your disclosures that the company engaged the new accountant in 2006 to provide audit related services. Please revise your disclosures to clarify whether there were any consultations with the new accountant regarding matters described in items 304(a)(2)(i) and 304(a)(2)(ii) of Regulation S-B during the two most recent years or any later interim period through the date of their engagement.

Response:  The Company has amended its Report on Form 8-K/A to include the disclosure required by Items 304(a)(2)(i) and 304(a)(2)(ii) of Regulation S-B as follow:

“During the fiscal years ended December 31, 2004, 2005 and through December 31, 2006 , The Company did not consult with Davis, Sita & Company, P.A. on any matters described in Item 304 (a)(2)(i) and Item 304 (a)(2)(ii) of Regulation S-B.”

Exhibit 16 letter from the former accountant

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Staff Comment 3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

 Response: An updated Exhibit 16 letter from the former accountant consenting with the statement made in Form 8K/A will be filed together with Form 8K/A.

We trust that you will find the foregoing responsive to your comments. Any questions regarding this letter may be directed to the undersigned or Scott Kline, Company counsel, at 415-955-8900.

Sincerely,

/s/ Gunther Than

Gunther Than

Chief Executive Officer

Enclosures

cc:

Scott Kline

Crone Rozynko LLP